

10032251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

BAY CREST PARTNERS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 WALL STREET – 45TH FLOOR

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG (212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***WILLIAM P. MULLIGAN, Jr.***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***BAY CREST PARTNERS, LLC,*** *as of* ***DECEMBER 31, 2009,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

---

x [signature]
Signature

CEO
Title

x [signature]
Notary Public

Lisa Carbonara
Notary Public State of New York
No #01CA6010513
Qualified in Kings County
Commission Expires July 20 2010

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: ***BAY CREST PARTNERS, LLC***

ADDRESS: **40 Wall Street-45th Floor, New York, NY10005**

DATE: **DECEMBER 31, 2009**

FINRA – NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 21st Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Bay Crest Partners, LLC** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2009** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, ***WILLIAM P. MULLIGAN, Jr.,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***BAY CREST PARTNERS, LLC***, as of ***DECEMBER 31, 2009,*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

CEO

(Title)

(Notary Public)

Lisa Carbonara
Notary Public State of New York
No #01CA6010513
Qualified in Kings County
Commission Expires July 20 2010

BAY CREST PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 972,529
Due from broker	855,201
Commissions receivable	851,156
Fixed assets - net of accumulated depreciation of $150,722(Note 2(d))	196,495
Other assets	159,576
Due from parent company	89,245
Total assets	$ 3,124,202
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 928,616
Total liabilities	928,616
Commitments and Contingencies (Notes 3 and 5)	
Capital (Note 6)	2,195,586
Total liabilities and capital	$ 3,124,202

The accompanying notes are an integral part of this statement.

BAY CREST PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1- Nature of Business

Bay Crest Partners, LLC (The "Company") is a broker/dealer registered with the Securities and Exchange Commission.

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting business as a broker on the floor of the New York Stock Exchange.

Amerivest Partners, LLC, a limited liability company ("Amerivest"), is a New York State company formed in 1999 for the purpose of conducting business as a broker on the floor of the NYSCAMEX.

Freedom Holding Group LLC, a limited liability company ("The Parent") is a New York State company formed in 2008 as the 100% owner of the Company and Amerivest.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis.

b) Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) Income Taxes
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

Note 2- Summary of Significant Accounting Policies (*continued*)

d) ***Depreciation and Amortization***

Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of four to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 19, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Commitments and Contingencies

A lease, expiring February 28, 2019, for the premises occupied by the Company, has been executed by the Parent. The Company pays substantially all of such costs. At December 31, 2009, the minimum rental commitments, before escalations, under this lease is as follows:

2010	$487,850
2011	$487,850
2012	$502,633
2013	$505,590
2014	$505,590
Remainder	$1,654,255

Line of Credit

The Company has established a revolving line of credit totaling $500,000. Interest is calculated at prime plus ½%, and the lines of credit are collateralized by all of the assets of the Company. As of December 31, 2009, none of these amounts have been drawn upon by the Company.

Note 4- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. For the year ended December 31, 2009, the Company's liability to the plan was $-0-.

Note 5- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $1,541,947, which was $1,480,039 in excess of its required net capital of $61,908. The Company's net capital ratio was 60.22%. The Company's minimum net capital requirement pursuant to CFTC Regulation 1.17 is also $61,908.

A copy of the Company's Consolidated Statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the New York Stock Exchange, Inc.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Bay Crest Partners, LLC
40 Wall Street – 45th Floor
New York, N.Y. 10005

We have audited the accompanying statement of financial condition of **Bay Crest Partners, LLC** as of **December 31, 2009**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Bay Crest Partners, LLC** as of **December 31, 2009**, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 19, 2010